                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                               -----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
            FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No. 4

                             Berger Holdings, Ltd.
           ---------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
           ---------------------------------------------------------
                        (Title of Class of Securities)

                                  084037 40 7
           ---------------------------------------------------------
                                (CUSIP Number)

                    Wolf, Block, Schorr and Solis-Cohen LLP
                            Attn: Jason M. Shargel
                         1650 Arch Street, 22nd Floor
             Philadelphia, Pennsylvania 19103-2097, (215) 977-2000
           ---------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                November 1, 1994, 1995, 1996, 1999, and 2000**
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

       ** Represents the 60th day before the vesting of certain option.

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             (Page 1 of 11 Pages)

CUSIP No. 084037 40 7               13D                       Page 2 of 11 Pages
          -----------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON:
 1
      Theodore A. Schwartz

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            645,192

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             645,192

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,500
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      646,692**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

** Includes options to purchase 565,000 shares of Common Stock. Excludes options to purchase 75,000 shares of Common Stock which vest on December 31, 2001 as to 35,000 shares, and on December 31, 2002 as to 40,000 shares. Also excludes 6,000 shares of Common Stock owned solely by Mr. Schwartz's spouse.

--------------------------------------------------------------------------------
CUSIP No. 084037 40 7                   13D                 Pages 3 of 11 Pages
--------------------------------------------------------------------------------

Item 1.  Security and Issuer

     This Schedule 13D is filed in connection with the beneficial ownership of the $.01 par value Common Stock (the "Common Stock") of Berger Holdings, Ltd., a Pennsylvania corporation (the "Issuer"). The address of the principal executive office of the Issuer is 805 Pennsylvania Boulevard, Feasterville, Pennsylvania 19053.

Item 2.  Identity and Background

     (a)  Name of person filing: Theodore A. Schwartz

     (b)  Business address: 805 Pennsylvania Boulevard, Feasterville, PA 19053

     (c) Mr. Schwartz's present principal occupation is Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

     (d) Mr. Schwartz has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     (e) Mr. Schwartz has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship: U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

     Pursuant to his employment with the Issuer as an officer and director since 1988, the Issuer has made various grants of options to purchase shares of Common Stock as incentive compensation. On May 1, 1995, the Issuer granted to Mr. Schwartz options to purchase 150,000 shares of Common Stock at an exercise price of $1.50 per share, which options vested in three equal installments on each of December 31, 1996, 1997 and 1998. On August 19, 1996, the Issuer granted options to purchase 200,000 shares of Common Stock at an exercise price of $1.59375 per share, which options vested in two equal installments on each of December 31, 1999 and 2000. On September 20, 2000, the Issuer granted to Mr. Schwartz, pursuant to its 1996 Stock Incentive Plan, options to purchase 75,000 shares of Common Stock at an exercise price of $2.00 per share, which options vest on December 31, 2001 as to 35,000 shares and on December 31, 2002 with respect to 40,000 shares.

     No consideration (other than his continued employment) was paid by Mr. Schwartz to the Issuer for the grant of options. Upon exercise of any options, from time to time, Mr. Schwartz may use his personal funds or borrowed funds from either the Issuer or a financial institution for the purchase of shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP No. 084037 40 7                    13D                 Page 4 of 11 Pages
--------------------------------------------------------------------------------

From Mr. Schwartz's Schedule 13D dated May 30, 1989 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     1. With respect to the securities set forth at Item 5(a)(1) below, Mr. Schwartz utilized his personal funds to effect such acquisition.

     2. With respect to the securities set forth at Item 5(a)(2) below. Halcyon Group Ltd. utilized a portion of its working capital to effect such acquisition.

     3. With respect to the securities set forth at Item 5(a)(3) below, in connection with the consummation of a Plan of Reorganization dated May 30, 1989 attached [to the Schedule 13D] as Exhibit "B" Mr. Schwartz agreed to act as a Voting Trustee under the terms of a Voting Trust Agreement dated May 30, 1987 attached [to the Schedule 13D] as Exhibit "A."

     4. With respect to the securities set forth at Item 5(a)(4) below, Mr. Schwartz was granted such options by virtue of his service as a member of the Board of Directors of the Issuer and accordingly no additional consideration was utilized.

     5. With respect to the securities set forth at Item 5(a)(5) below, Mr. Schwartz was granted such options in connection with the consummation of a Plan of Reorganization dated May 30, 1989 attached [to the Schedule 13D] as Exhibit "B" and accordingly no consideration was utilized.

From Amendment No. 2 to Mr. Schwartz's Schedule 13D dated May 5, 1993 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     On May 5, 1993, Mr. Schwartz purchased one Unit in a private placement of securities (the "Private Placement") by the Issuer. Each Unit consists of 400,000 shares of Common Stock and a three year redeemable warrant to purchase an additional 400,000 shares of Common Stock at $.25 per share. The purchase price was $50,000 and was paid by the issuance of a one-year promissory note and pledge agreement (the "Note") bearing an interest rate of Meridian Bank's prime rate as of the date of execution with such interest payable quarterly. The Note is expected to be paid from personal funds.

     On May 5, 1993, Halcyon [Group, Ltd. ("Halcyon")] purchased one Unit in the Private Placement for a total purchase price of $50,000. In his capacity as a shareholder, director and executive officer of Halcyon Management [Group, Ltd. ("Halcyon Management")], the sole general partner of Halcyon, Mr. Schwartz may be deemed to be the beneficial owner of securities owned of record by Halcyon in accordance with Rule 13d-3. The source of funds for such purchase was Halcyon's working capital.

     On December 6, 1991, the Issuer filed a petition for reorganization under Chapter 11 (the "Petition") of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Pennsylvania (the "Bankruptcy Court"). From filing of the Petition until April 1993, the Issuer operated its business as a "debtor-in-possession." On December 29, 1992, the Bankruptcy Court confirmed a Third Amendment Joint Plan of Reorganization (the "Plan of Reorganization," subject to the approval of a Settlement Agreement (the "Settlement

--------------------------------------------------------------------------------
CUSIP No. 084037 40 7                   13D                   Page 5 of 11 Pages
--------------------------------------------------------------------------------

Agreement") between the Company and Meridian Bank, the Company's principal secured lender. On April 1, 1993, the Bankruptcy Court approved the Settlement Agreement. As a result, the Effective Date of the Plan of Reorganization was April 13, 1993.

     Pursuant to the Plan of Reorganization, options to purchase 557,500 shares of Common Stock held by Mr. Schwartz and warrants to purchase 8,333 shares of Common Stock held by Halcyon have been modified so that such options may be exercised at any time prior to April 13, 1996 at an exercise price of $.50 per share. No consideration was paid in connection with the modification of such options and warrants.

     Pursuant to the Plan of Reorganization, 2,650 shares of preferred stock held of record by Mr. Schwartz's spouse were converted into 10,600 shares of Common Stock. No consideration was paid in connection with this conversion.

     Pursuant to the Plan of Reorganization, debt owed to Halcyon was converted to shares of Common Stock. Halcyon held $15,579 of such debt which was converted into 31,158 shares of Common Stock at a conversion ratio of 2 shares of Common Stock for each dollar of debt.

From Amendment No. 3 to Mr. Schwartz's Schedule 13D dated December 16, 1993 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     On December 16, 1993, Mr. Schwartz purchased twenty-five (25) units in a private placement of securities (the "Private Placement") by the Issuer for a total purchase price of $25,000. Each unit consists of 1,000 shares of Common Stock and a three year redeemable warrant to purchase an additional 1,000 shares of Common Stock at $1.50 per share. An aggregate total of 500 such Units were offered by the Issuer, of which 330 have been sold as of the date hereof. The source of funds for such purchase was Mr. Schwartz's personal funds.

     On December 16, 1993, Halcyon purchased twenty-five (25) units in the Private Placement for a total purchase price of $25.00. In his capacity as a shareholder, director and executive officer of Halcyon Management, the sole general partner of Halcyon, Mr. Schwartz may be deemed to be the beneficial owner of securities owned of record by Halcyon in accordance with Rule 13d-3. The source of funds for such purchase was Halcyon's working capital.

Reverse Stock Split and Exercise of Warrants

     On July 22, 1993, a one-for-ten reverse stock split of the Common Stock became effective. Under the terms of that recapitalization, each ten shares of Common Stock then outstanding were exchanged for one share of Common Stock, rounded to the next higher whole share.

     As a result of the reverse stock split, the number of shares of Common Stock issuable upon exercise of the warrant purchased by Mr. Schwartz on May 5, 1993 and the options held by him prior to July 22, 1993 were adjusted to reflect the one-for-ten recapitalization. All transactions occurring before the date of the reverse stock split are reflected herein on a pre-split

--------------------------------------------------------------------------------
CUSIP No. 084037 40 7                    13D                  Page 6 of 11 Pages
--------------------------------------------------------------------------------

basis. All of the warrants purchased by Mr. Schwartz on May 5, 1993 and December 31, 1996 have since been exercised or expired according to their terms.

Item 4.    Purpose of Transaction

     Mr. Schwartz acquired securities of the Issuer for investment purposes.
Mr. Schwartz intends to continually review the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions. Based on an evaluation of these and other similar considerations, Mr. Schwartz will determine what course of action to take, including without limitation, acquisitions of additional securities of the Issuer or dispositions of securities of the Issuer.

     Except as described above, at the present time, Mr. Schwartz has no specific plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer:

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or an any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

--------------------------------------------------------------------------------
CUSIP No. 084037 40 7                13D                      Page 7 of 11 Pages
--------------------------------------------------------------------------------

From Amendment No. 1 to Mr. Schwartz's Schedule 13D dated May 31, 1991 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     As reported in a Schedule 13D filed by Mr. Schwartz dated May 30, 1989 (the "Schedule 13D"), the Reporting Person served as a voting trustee over 412,580 shares of Common Stock of the Issuer which were issued in connection with the acquisition of Berger Bros. Company ("Berger") pursuant to a Voting Trust Agreement dated as of May 30, 1989, which expired on June 1, 1991. Of these shares, Mr. Schwartz is the directed beneficial owner of 13,616 shares.

     Since the date of the Schedule 13D, the Mr. Schwartz has been granted options to acquire 500,000 shares of the Issuer's Common Stock. In addition, Mr. Schwartz married Janice Bredt on January 27, 1991, and accordingly may be deemed to beneficially own an additional 6,795 shares of Common Stock beneficially owned by Ms. Bredt. Mr. Schwartz disclaims beneficial ownership of such shares.

Item 5.  Interest in Securities of the Issuer

     (a) Mr. Schwartz is the beneficial owner of an aggregate of 646,692 shares of Common Stock, which comprises 11.0% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1). Specifically, Mr. Schwartz owns of record and beneficially 156,692 shares of Common Stock and immediately exercisable options and warrants to purchase an aggregate of 490,000 shares of Common Stock. Mr. Schwartz has also been granted options to purchase 75,000 shares of Common Stock which vest more than 60 days from the date hereof.

     (b) Mr. Schwartz has sole voting and dispositive power as to 645,192 shares of Common Stock (including the shares issuable upon exercise of options and warrants held of record by him). Mr. Schwarz shares voting and dispositive power as to 1,500 shares of Common Stock with his wife, Janice L. Bredt, in joint tenancy.

     Ms. Bredt's address is the same as Mr. Schwartz's. She is a U.S. citizen and is presently not employed. Ms. Bredt has not been convicted of or been a party to any criminal or civil proceeding in the last five years.

     (c) During the past 60 days, Mr. Schwartz has not effected any transactions in the securities of the Issuer.

     (d)  Not applicable.

     (e)  Not applicable.

From Item 5(a) of Mr. Schwartz's Schedule 13D dated May 30, 1989 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     1.   Direct Ownership.  In connection with a Plan of Reorganization (the
          ----------------
"Plan of Reorganization") dated May 30, 1989 by and among the Issuer, Berger Bros Company and the shareholders of Berger Bros Company whereby the Issuer acquired between 80 - 100% of the

--------------------------------------------------------------------------------
CUSIP No. 084037 40 7                13D                      Page 8 of 11 Pages
--------------------------------------------------------------------------------

issued and outstanding shares of common stock of Berger Bros Company in return for the issuance to the shareholders of Berger Bros Company of up to 2,500,000 shares of the Common Stock of the Issuer, Mr. Schwartz has, in a private transaction, acquired direct ownership of 50,000 shares or 6% of the outstanding shares of the Common Stock of the Issuer from a shareholder of Berger Bros Company who had elected not to participate in the Plan of Reorganization. These shares are subject to the Voting Trust. See Item 5(a)(3).

     2.  Indirect Ownership.  Mr. Schwartz has indirect beneficial ownership of
         ------------------
100,000 shares or 1.3 of the outstanding shares of Common Stock of the Issuer which are owned of record by Halcyon Group Ltd. Mr. Schwartz is the President of Halcyon Management Group Ltd. , the corporate general partner of Halcyon Group Ltd. One-half of such shares were acquired in connection with the consummation of the Plan of Reorganization from a shareholder of Berger Bros Company who had elected not to participate in the Plan of Reorganization and are subject to the Voting Trust. (See Item 5(a)(3)).

     3.  Voting Rights.  In connection with the Plan of Reorganization certain
         -------------
shareholders of Berger Bros Company who received shares of the Common Stock of the Issuer in connection therewith as well as certain other individuals who acquired shares the Common Stock of the Issuer in private transactions from shareholders of Berger Bros Company who elected not to participate in the Plan of Reorganization were conveyed to a Voting Trust (the "Voting Trust"). Mr. Schwartz as a Voting Trustee acquired voting power with Daniel Berlin as a Voting Trustee with respect to 2,120,851 shares or 27.4% of the outstanding shares of the Common Stock of the Issuer pursuant to a Voting Trust Agreement dated May 30, 1989 attached [to the Schedule 13D] as Exhibit "A" for a period of two (2) years terminating on May 30, 1991.

     4.  Director's Options.  On or about May 17, 1989, Mr. Schwartz in his
         ------------------
capacity as a member of the Board of Directors of the Issuer was granted options to purchase 50,000 shares or 6% of the Common Stock of the Issuer for an exercise price of $.25 per share and expiring on May 17, 1994. Subsequently, Mr. Schwartz transferred such options for no additional consideration to Halcyon Group Ltd. To date, Halcyon Group Ltd has not exercised any of such options.

     5.  Options.  On or about May 30, 1989, in connection with the consummation
         -------
of the transactions set forth in the Plan of Reorganization and pursuant to a Stock Option Agreement attached [to the Schedule 13D] as Exhibit "C", two (2) shareholders of the Issuer granted Mr. Schwartz (or his designee) an option to purchase 150,000 shares of the Common Stock of the Issuer at an exercise price of $.25 per share, expiring on or about May 30, 1991. To date, none of such options have been exercised by Mr. Schwartz. The shares underlying such options are subject to the Voting Trust. (See Item 5(a)(3)).

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer to which the Mr. Schwartz is a party, except as herein described.

--------------------------------------------------------------------------------
CUSIP No. 084037 40 7                13D                      Page 9 of 11 Pages
--------------------------------------------------------------------------------

From Mr. Schwartz's Schedule 13D dated May 30, 1989 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     Voting Trust  (See Item 5(a)(3))
     ------------

     Director's Options - Past Services  (See Items 5(a)(4))

From Amendment No. 2 to Mr. Schwartz's Schedule 13D dated May 5, 1993 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     The immediately exercisable redeemable warrant acquired as part of the purchase of the Unit described in Item 3 entitles the holder to purchase up to 400,000 shares per unit of the Issuer's Common Stock at an exercise price of $.25 per share until April 1, 1996. Provided an effective registration statement is on file with the Securities and Exchange Commission registering the Common Stock underlying the warrant, the Issuer has the right to call such warrant for redemption, on 30 days written notice, at $.0001 per share, provided that the average of the closing bid of the Issuer's Common Stock as reported by NASDAQ or the National Quotation Bureau, Inc. (or closing sale price if the common stock is listed on a national exchange or the NASDAQ/NMS) equals or exceeds $.625 for a period of 5 consecutive trading days ending within 15 days prior to the call for redemption.

     The Note is described under Item 3 above.

From Amendment No. 3 to Mr. Schwartz's Schedule 13D dated December 16, 1993 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     The immediately exercisable redeemable warrant acquired as part of the purchase of the Unit described in Item 3 entitles the holder to purchase up to 1,000 shares per Unit of the Issuer's Common Stock at an exercise price of $1.50 per share until December 31, 1996. Provided an effective registration statement is on file with the Securities and Exchange Commission registering the Common Stock underlying the warrant, the Issuer has the right to call such warrant for redemption, on 30 days written notice, at $.01 per share, provided that the average of the closing bid of the Issuer's Common Stock as reported by NASDAQ or the National Quotation Bureau, Inc. (or closing sale price if the common stock is listed on a national exchange or the NASDAQ/NMS) equals or exceeds $3.50 for a period of 5 consecutive trading days ending within 15 days prior to the call for redemption.

From Amendments No. 2 and 3 to Mr. Schwartz's Schedule 13D dated May 5, 1993 and December 16, 1993 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     Holders of the warrant[s], provided such holders are a majority of all holders, have the right to require the Issuer to use its best efforts to register the Common Stock underlying the warrant[s] on two occasions. Holders also have incidental registration rights, which require the Issuer to include the Common Stock underlying the warrants in a registration statement

--------------------------------------------------------------------------------
CUSIP No. 084037 40 7                13D                     Page 10 of 11 Pages
--------------------------------------------------------------------------------

undertaken for the Issuer's own account or the account of other security holders of the Issuer. Such rights may be exercised on up to three occasions.

     The foregoing is only summary of the terms of the warrant[s] and Note and is qualified by reference to the form of warrant[s] and Note filed as exhibits [to that Second Amendment and that Third Amendment].

Item 7.   Materials to be Filed as Exhibits

     Not applicable.

Exhibits to Mr. Schwartz's Schedule 13D dated May 30, 1989 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     A.    Voting Trust Agreement dated May 30, 1989

     B.    Plan of Reorganization dated May 30, 1989

     C.    Stock Option Agreement dated May 30, 1989

Exhibits to Amendment No. 2 to Mr. Schwartz's Schedule 13D dated May 5, 1993 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

     1.   Form of warrant
     2.   Promissory Note and Pledge Agreement

Exhibits to Amendment No. 3 to Mr. Schwartz's Schedule 13D dated December 16, 1993 (as required to be restated pursuant to Rule 13d-2(e) of the Rules promulgated under the Securities Exchange Act of 1934)

          Form of warrant


             (the remainder of this page intentionally left blank)

--------------------------------------------------------------------------------
CUSIP No. 084037 40 7                13D                     Page 11 of 11 Pages
--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 2, 2001

                                /s/ Theodore A. Schwartz
                               --------------------------------
                                   Theodore A. Schwartz